291/23925.01
052998/1434/41000.00001        1
                            EXHIBIT 4
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                    CERTIFICATE OF ADJUSTMENT
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     By  resolutions  adopted February  3,  1998,  the  Board  of
Directors of Airborne Freight Corporation, a Delaware corporation (the "Company"), declared a two-for-one split of the Company's Common Stock, par value $1.00 (the "Stock Split"), effected in the form of a stock dividend of one share of Common Stock for each share of Common Stock outstanding, issued on February 13, 1998 to holders of record of said stock at the close of business on February 9, 1998. Pursuant to said resolutions and section 12 of the Rights Agreement dated as of February 14, 1997 between the Company and The Bank of New York as Rights Agent (the "Rights Agreement"), the Board of Directors has determined that, in order that the Stock Split not reduce or limit the benefits the holders of the Rights would have had absent the Stock Split, it is appropriate to make, and there are hereby made effective as of February 13, 1998, the following adjustments under the Rights Agreement (capitalized terms used in this Certificate will have the meanings given those terms in the Rights Agreement):

     1.   The Purchase Price shall be decreased from $110 to $55.

     2. The Redemption Price shall be decreased from $.01 to $.005.

     3. The number of Preferred Shares issuable upon the exercise of each Right shall be decreased from one one-hundredth (1/100) to one two-hundredth (1/200) of a Preferred Share.

      IN WITNESS WHEREOF, this Certificate has been executed effective as of the 13th day of February, 1998.


                         AIRBORNE FREIGHT CORPORATION


                         /S/ Robert S. Cline
                         -----------------------------
                         Robert S. Cline
                         Chairman and Chief Executive Officer